2025 REPORT

Thrivelab


thrivelab
LONG LIVE YOU

Dear investors,

We leaned into what we've always believed from day one: that healthcare should be more accessible, more personalized, and built around the patient—not the system. That belief is what brought us into hormone health, weight management, and now into next-generation therapies, and it continues to resonate strongly with our patients.

At the same time, this wasn't a straight-line year. We made a deliberate decision to invest—more heavily than before—in both growth and infrastructure. We expanded our marketing engine, began integrating AI into the patient experience, and laid the groundwork for new product lines like biologics. Those investments created some short-term pressure, but they were intentional and necessary to position the business for what comes next.

Behind the scenes, we also matured significantly as an organization.

We strengthened our operational backbone, expanded our clinical and pharmacy capabilities, and continued to navigate an increasingly complex regulatory environment—all while maintaining a multi-state platform that very few companies in our category have been able to build.

Most importantly, we continue to see strong validation from the people who matter most—our patients. They are engaging, staying, and advocating for what we're building. That's the clearest signal to us that the core thesis remains intact.

You believed in us because we're tackling large, underserved healthcare markets with a model that combines technology, clinical care, and accessibility. That hasn't changed. If anything, this past year has reinforced that we're on the right path—we're just now building the scale and durability to match the opportunity.

We need your help!

1. Strategic Introductions (Distribution & Partnerships)Warm introductions to business development partners are particularly valuable right now. As we expand beyond pure DTC into more embedded healthcare channels, access to the right decision-makers can materially accelerate growth.

2. Talent and Leadership Augmentation
We are continuing to build out key functions—particularly in growth marketing, clinical operations, and data/AI. Referrals to high-caliber operators who have scaled in regulated, multi-state healthcare environments would be extremely helpful.

3. Regulatory & Policy Insight
Given the evolving landscape around telehealth, compounding, and GLP-1 therapies, investors with experience navigating FDA, state medical boards, or reimbursement frameworks can provide meaningful guidance. Thought partnership here helps us stay proactive rather than reactive.

4. Capital Markets & Strategic Finance Support
As we think about future financing and potential M&A, support in

refining our narrative, making introductions to aligned capital partners, and pressure-testing transaction structures is valuable.

Sincerely,

Joshua Host

CEO, Co-Founder, Board Member

Dushan Batrovic

CFO

How did we do this year?

REPORT CARD



B+

☺ The Good

Strong product-market alignment in high-demand categories such as hormone optimization and weight loss.

Built a scalable multi-state infrastructure with our own provider network, insurance and partnerships with compounding pharmacies.

Making major headway with technology investment and new AI tools that are improving efficiency and productivity.

☹ The Bad

We continue to operate at a modest loss. We have been striving for profitability but failed to achieve it last year.

Rising competition has increased consumer CAC across the board. We're trialing various strategies that rely less on paid media.

The combination of telehealth and adjacent healthcare services across the US is raising the regulatory complexity of our offerings.

2025 At a Glance

January 1 to December 31



$5,383,830 [12%]
Revenue



-$625,837
Net Loss



$492,288 [17%]
Short Term Debt



$403,554
Raised in 2025



$101,608
Cash on Hand
As of 03/30/26

INCOME BALANCE NARRATIVE


Revenues
Profit
$6,118,982
-$410,455
$5,383,830
-$625,837
2024
2025

Net Margin: -12% Gross Margin: 55% Return on Assets: -51% Earnings per Share: -$191.97

Revenue per Employee: $269,192 Cash to Assets: 2% Revenue to Receivables: 125,322

Debt Ratio: 558%

Reviewed_FS_2022_and_2021_TL.pdf

Final_Thrive_Lab_2023_Independent_CPA_Review_Report.pdf

Thrivelab_GAAP_Financial_Statements_2025.pdf

We ❤ Our 80 Investors

Thank You For Believing In Us

Dolores Terry	Bimisa Augustin	Christine Nogales	Alina Yan	Koby Conrad	Victor Cachia
Hatem Rowaihy	Deen A	Erik Forbes Johnson	Ryan Jones	Michele Postol	Samantha Casco
Rachel Recore	Oni Sai	Heather Hill	Astrida Valigorsky	Stephen Mitchell	Lori Gilbert Lee
Katie Jo Dixon	Joe Nazarian	Ben Esque	Enrique Sánchez	Adrian Holmes	Dana Easterling
Shauna Mauro	Josh Balaban	Vaill D'Angelo	James Varaksin	Kevin King	Joshua Host
Ken Wentworth	Nelson Cruz	Adam Sampson	Grigore B. Hreniuc	Hugo Groening	Louisa Simons
Rewati Gautam	Abram Dashner	Chris Beerman	Rathan Reddy	Chanel Paresa...	Lisa Simmons
Kelly Hill	Hwa Y Barr	Nayan Patel	Beverly Looney	Bradley Waldrop	Richard Armstrong
John P Bird	Patty Landry	Kirk Cassel	Santa Margarita...	D Con	Tracey Viator
Megan Spears	Maureen Fakinos	Kirk Scott	Alex Michel	Megan Blanda	Daniel Wulff
Anthony Paumier	Robert Knox	Callie Morgan	Ritankar Das	Mary Schermer	Nicolle Profenno
Charles Sellman	Robby Gill	Ron Graham	Anthony J Stanganelli		

Thank You!

From the Thrivelab Team



Joshua Host **in**

CEO, Co-Founder, Board Member

Joshua Host is a mission driven founder that has created over $200 million in enterprise value and exits. Josh is a servant leader dedicated to scaling purpose built teams with...



Dr. Nayan Patel **in**

Chief Clinical Officer, Co-Founder

Dr. Nayan Patel is an internationally-recognized scientist, consultant, and lecturer on regenerative medicine. Dr. Patel has served over 250k patients with hormone health plan...



Rahula Kochar **in**

Chief Technology Officer, Co-Founder

Rahula Kochar has two decades of experience building award-winning healthcare technology platforms to improve patient outcomes.



Dushan Batrovic

Chief Financial Officer

A founder, investor and CFO with over 20 years of tech company experience. Engineering degree, MBA and CPA certified.



Dr. Ryan Jones

Chief Medical Director, Co-Founder

Dr. Ryan Jones completed his medical education at UT Southwestern Medical School and subsequently focused his...

Details

The Board of Directors

Director	Occupation	Joined
Joshua Host	CEO @ Thrivelab	2020

Officers

Officer	Title	Joined
Joshua Host	President CEO	2021
Dr. Nayan Patel	Chief Scientific Officer	2022
Dushan Batrovic	CFO	2023
Joshua Host	Treasurer Secretary	2020

Voting Power ?

Holder	Securities Held	Voting Power
Joshua Host	2,287 Common	68.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2021	$1,000,000		Section 4(a)(2)
03/2023	$3,550,463		Section 4(a)(2)
04/2023	$200,000		Other
05/2023	$106,890		4(a)(6)
06/2023	$500,000	Common Stock	Other
06/2023	$3,550,463		Other
05/2025	$53,554		4(a)(6)
10/2025	$350,000		Section 4(a)(2)
03/2026	$350,000		Section 4(a)(2)
03/2026	$1,133,100		Section 4(a)(2)
03/2026	$2,004,628		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
10/12/2021	$1,000,000 ?	12.0%	20.0%	$5,000,000	10/12/2024 ?
06/16/2023	$3,550,463 ?	12.0%	0.0%	None	06/30/2027 ?
03/13/2026	$350,000 ?	12.0%	25.0%	$20,000,000	03/31/2027
03/30/2026	$1,133,100 ?	10.0%	20.0%	$10,000,000	03/30/2028
03/30/2026	$2,004,628 ?	10.0%	20.0%	$10,000,000	03/30/2028

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Discover Labs	03/31/2023	$3,550,463	$0 ?	10.0%	06/30/2023	
Bluevine Capital Inc.	04/24/2023	$200,000	$30,000 ?	31.0%	05/29/2024	Yes
Austin Business Finance			$300,000 ?			

| Austin Business Finance LLC | 10/31/2025 | $350,000 | $300,000 | 30.0% | 04/16/2027 | Yes |

Related Party Transactions

Name	Joshua Host
Amount Invested	$3,550,463
Transaction type	Convertible Note
Issued	06/16/2023
Interest	12.0 per annum
Discount rate	0.0
Maturity	06/16/2025
Valuation cap	None
Relationship	Founder and CEO

This shareholder loan was used to retire all previous debt. The loan will convert into this pref share round.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000	3,153	Yes
Preferred	107	107	No

Warrants:	182
Options:	210

Form C Risks:

Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects and increases the risk of your investment.

Dushan Batrovic is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We depend on a number of other companies to perform functions critical to our ability to operate our platform, generate revenue from customers, and to perform many of the related functions.

Competitive platforms or other technological breakthroughs for the monitoring, treatment or prevention of medical conditions may adversely affect demand for our offerings.

If we are unable to expand the scope of our offerings, including the number and type of products and services that we offer, the number and quality of healthcare providers serving our customers and the number and types of conditions capable of being treated through our platform, our business, financial condition and results of operations may be materially and adversely affected.

If we are unable to successfully market to new customers and retain existing customers, or if evolving privacy, healthcare or other laws prevent or limit our marketing activities, our business, financial condition, and results of operations could be harmed.

If we are unable to expand our marketing infrastructure, we may fail to increase the usage of our platform to meet our forecasts.

If we are unable to attract and retain high quality healthcare providers for our customers, our business, financial condition and results of operations may be materially and adversely affected.

Our pharmacy business will subject us to regulations in addition to those we face with our core telehealth business.

The activities and quality of healthcare providers treating our customers, including potentially unethical or illegal practices, could damage our brand, subject us to liability, and harm our business and financial results.

The failure of our offerings to achieve and maintain market acceptance could result in us achieving revenue below our expectations, which could cause our business, financial condition, and results of operation to be materially and adversely affected.

Any failure to offer high-quality support may adversely affect our relationships with customers and healthcare providers, and in turn our business, financial condition, and results of operations.

Our business could be adversely affected if healthcare providers were classified as employees of the Affiliated Medical Groups instead of independent contractors.

Economic uncertainty or downturns, particularly as it impacts particular industries, could adversely affect our business and results of operations.

The COVID-19 pandemic has increased interest in and customer use of telehealth solutions, including our platform, and we cannot guarantee that this increased interest will continue after the pandemic.

We operate in highly competitive markets and face competition from large, well-established healthcare providers and more traditional retailers and pharmaceutical providers with significant resources, and, as a result, we may not be able to compete effectively.

Our brand is integral to our success. If we fail to effectively maintain, promote, and enhance our brand in a cost-effective manner, our business and competitive advantage may be harmed.

The market for our model and services is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the United States is undergoing significant structural change and consolidation, which makes it difficult to forecast demand for our solutions.

Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

If we fail to comply with applicable healthcare and other governmental regulations, we could face substantial penalties, our business, financial condition and results of operations could be adversely affected, and we may be required to restructure our operations.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish

the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and

interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Thrivelab Co.

Nevada Corporation
Organized July 2020
20 employees
701 North Green Valley PKWY, Suite 213
Henderson NV 89074 https://www.thrivelab.com/

Business Description

Refer to the Thrivelab profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Thrivelab is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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